GEOVAX LABS, INC.

1900 Lake Park Drive

Suite 380

Smyrna, Georgia 30080

March 24, 2021

VIA EDGAR

The Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GeoVax Labs, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed March 23, 2021
File No. 333-239958

Dear Director:

In filing a post-effective amendment (amendment number 1) on March 23, 2021, to the above referenced Form S-1 (that was initially filed by the Registrant on July 20, 2020, and declared effective on September 24, 2020), in order to update the registration statement, we inadvertently tagged it as an amendment to an S-1 (S-1/A) as opposed to tagging it as a Post Effective Amendment (POS-AM).  No securities have been sold pursuant to this amendment.

Therefore, by this letter, pursuant to Rule 477, we request to withdraw that incorrectly tagged Post Effective Amendment Number 1 to our S-1. We will follow up with filing the properly tagged Post Effective Amendment number 1 shortly. Please call me or email me if you have any questions regarding this.

Sincerely,

GEOVAX LABS, INC.

/s/ Mark W. Reynolds

Mark W. Reynolds
Chief Financial Officer